Exhibit (a)(5)(G)
Press release
Alcatel-Lucent completes acquisition of Motive, Inc.
Acquisition enables Alcatel-Lucent to enhance consumers’ “digital life” by better managing the distribution of video and other multimedia content throughout their homes and beyond
Paris, France and Austin, TX, October 7, 2008 — Alcatel-Lucent today announced that it has successfully completed the acquisition of Motive, Inc.
The acquisition solidifies the existing three-year relationship between the two companies, which had jointly developed and sold remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways (RGs). More than 70 service providers worldwide use Motive products today.
“With the combination of Motive’s service management software and Alcatel-Lucent’s world-class fixed and wireless broadband networking infrastructure, service providers can now rely on a single solution to deliver a seamless, consistent, converged customer experience across a range of services, networks and devices, both fixed and mobile,” said Luis Martinez Amago, President of Alcatel-Lucent’s fixed access activities. “Motive is enriching Alcatel-Lucent’s portfolio with an expanded application suite that is ideally suited to the challenge of enhancing consumers ‘digital life’ by delivering video and other multimedia content where they live, work and play.”
Upon the closing of the acquisition, all remaining outstanding shares of Motive common stock, other than the shares purchased in the offer and those held by stockholders who properly perfect appraisal rights under Delaware law, were converted into the right to receive USD 2.23 per share in cash without interest and less required withholding taxes. As a result of the merger, Motive has become a wholly owned subsidiary of Alcatel-Lucent.
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com
Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mary Lou Ambrus	Tel: + 1 908 582 8501	mambrus@alcatel-lucent.com
Motive Product Group Press Contacts
Angie Goertz	Tel: +1 512 531 1979	agoertz@motive.com
Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com

Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

Safe Harbor for Forward Looking Statements
This press release contains forward looking information based on the current expectations of Alcatel-Lucent and Motive. Because forward looking statements involve risks and uncertainties, actual results could differ materially. All statements other than statements of historical fact are statements that could be deemed forward looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction, the anticipated timing of filings and approvals relating to the transaction, the ability of Motive to satisfy all conditions to closing of the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, any statements of the plans, strategies and objectives of future operations, and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected, risks related to the timing or ultimate completion of the transaction, that, prior to the completion of the transaction, Motive’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies, and other risks that are described from time to time in the public filings of Alcatel-Lucent and Motive with the U.S. Securities and Exchange Commission.
The forward looking statements speak only as of the date of this press release. Alcatel-Lucent and Motive expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements included in this press release to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.
Important Additional Information
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer described herein has not yet been commenced. The solicitation and the offer to buy shares of Motive common stock will only be pursuant to an offer to purchase, letter of transmittal and related materials that Alcatel-Lucent, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission. Motive intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When they are available, shareholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or from Motive’s Investor Relations department or the Investor Relations section of Motive’s website at http://ir.motive.com. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.